SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”)

held on November 06, 2019

1. Date, Time and Place: On November 06, 2019, at 05:00 p.m., in the City and State of São Paulo, at Av. Pres. Juscelino Kubitschek, 1830, cj 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900, and by telephone.

2. Call Notice and Attendance: All members of the Company’s Board of Directors attended the meeting, therefore, the instatement and approval of the quorum were verified.

1.             3. Presiding Board: Chairman: Mr. Leo Julian Simpson. Secretary: Mrs. Denise dos Passos Ramos.

4. Agenda: Approval the Independent Auditor’s Report and the Interim Financial Information (“ITR”) for the third quarter of 2019.

5. Resolutions: Based on the documents and clarifications provided by the Company's management and independent auditors, and as recommended by the Audit Committee, the Independent Auditors' Report and the Quarterly Information (“ITR”) for the 3rd quarter of 2019 were approved by unanimously of the directors, with the abstention of the director Roberto Portella.

At the request of director Roberto Portella, it is stated in these minutes that his abstention stems from the impossibility of analyzing the documentation, as he understands that supporting material and the call notice for the meeting were not sent within the period established in the Company’s Bylaws.

The director Roberto Portella withdrew from the meeting before its closing, citing personal reasons.

For further clarification to the members of this Board, Mr. Mário Lopes, BKR's auditor, was invited to attend the meeting. He reported to the members of the Board of Directors the unqualified approval by the Audit Committee at a meeting held at this meeting. at 3:00 pm, at the Company's headquarters. Also recommended the approval by the Company's management of the Quarterly Information for the 3rd quarter of 2019.

Also noted was the presence of Ms. Iris Rubins, Gafisa's Planning and Control Officer, who provided general clarifications on the outcome of the 3rd quarter.

The directors: Leo Simpson, Antonio Carlos Romanovski, Eduardo Larangeira Jácome, Nelson Sequeiros Rodriguez Tanure, Thomas Cornelius Azevedo Reichenheim and Denise dos Passos Ramos confirm the receipt of the call notice, Quarterly Information, Quarterly Information Review Report, Officer’s Statement on the Financial Statements and the Officer's Statement on the Auditor's Report, within the minimum term established in the Bylaws.

The director Mr. Antonio Carlos Romanovski suggested, whenever possible, to send the call notices of the Board of Directors meetings and their supporting material seven (7) days in advance.

6. Closing: With no further matters to be discussed, these minutes were read, approved and signed by the Board members. São Paulo, November 06, 2019. Signatures. (aa) Presiding Board: Leo Julian Simpson, Chairman, Denise dos Passos Ramos, Secretary; Board Members: Antonio Carlos Romanoski, Eduardo Larangeira Jácome, Leo Julian Simpson, Nelson Sequeiros Rodriguez Tanure, Roberto Luz Portella, Thomas Cornelius Azevedo Reichenheim e Denise dos Passos Ramos.

This is a faithful copy of the original Minutes drawn up in the Company’s record.

Denise dos Passos Ramos Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 8, 2019

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Financial Officer